Exhibit 99.1

H1 2021 Results Release Paris, Thursday 22, July 2021

TECHNIP ENERGIES H1 2021 FINANCIAL RESULTS

-	First half Adjusted Revenue growth of 8% year-over-year
-	Adjusted Recurring EBIT Margin of 6.3%; margin guidance raised to 5.8% - 6.2%
-	Adjusted Order Intake of €7.9 billion year-to-date; Adjusted Backlog of €17.5 billion
-	Successful €600 million inaugural senior unsecured notes offering due 2028

Paris, Thursday 22, July 2021 – Technip Energies (the “Company”), a leading Engineering & Technology company for the Energy Transition, today announces its first half unaudited 2021 financial results.

Arnaud Pieton, CEO of Technip Energies, on H1 2021 results and FY 2021 outlook:
“We are committed to delivering consistent and predictable operational and financial performance. Buoyed by double digit year-over-year growth in the second quarter, our first half revenue performance reinforces our revenue outlook for the full-year. Operational execution across our portfolio of projects continues to be strong and we have made good progress in reducing indirect costs. This is evidenced by first half margins exceeding the top-end of the guided range for 2021 – as a result, we are raising full year margin guidance.”

“Year to date Order Intake of €7.9 billion has largely consisted of Energy Transition related work, including LNG. This has driven a substantial improvement in backlog and provides us with excellent, multi-year visibility. The new projects pipeline continues to be strong, giving us potential for selective additions to our backlog in the coming quarters. We see continued book-to-bill momentum in Technology, Products & Services - consistent with our strategy to deliver growth from this segment.”

“We are shaping our future across the Energy Transition – both Decarbonization and Carbon-free solutions. We launched Blue H2 by T.EN™, a leading suite of cost-efficient, low-carbon hydrogen solutions – with strong customer interest. In addition, we secured promising work in the related areas of blue ammonia and green hydrogen. We strengthened our offshore wind positioning with Inocean floater technology and the creation of a dedicated business unit. Finally, in Sustainable Chemistry, we received notable technology and services awards in the growing domain of sustainable aviation fuel.”

“ESG enthusiasm is resonating throughout the Company with significant engagement with our people and external stakeholders to frame our priorities. This represents a key milestone in our sustainability roadmap, to be delivered early 2022”.

Key financials – Adjusted IFRS
(In € millions)	H1 2021	H1 2020
Revenue	3,243.2	3,011.1
Recurring EBIT	204.5	164.2
Recurring EBIT Margin	6.3%	5.5%
Net profit[1]	100.3	128.0
Diluted earnings per share[2]	0.55	0.71

Order Intake	7,863.4	1,162.1
Backlog	17,473.4	13,214.4
Financial information is presented under an adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests (see Appendix 9.0), and excludes restructuring expenses, merger and integration costs, and litigation costs. Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 1.0, 2.0, 3.0.
1 Net profit attributable to Technip Energies Group. H1 2020 Net profit benefited from favourable litigation settlement of €102.9 million.
2 H1 2021 diluted earnings per share has been calculated using the weighted average number of outstanding shares of 181,908,563.

H1 2021 Results Release Paris, Thursday 22, July 2021

Key financials - IFRS
(In € millions)	H1 2021	H1 2020
Revenue	3,118.1	2,829.4
Net profit[1]	112.4	110.3
Diluted earnings per share[2]	0.62	0.61
1 Net profit attributable to Technip Energies Group.
2 H1 2021 diluted earnings per share has been calculated using the weighted average number of outstanding shares of 181,908,563.

FY2021 Guidance
Revenue	€6.5 – 7.0 billion
Recurring EBIT margin	5.8% – 6.2% (prior guidance: 5.5% - 6.0%) (excl. one-off separation cost of €30 million)
Effective tax rate	30 – 35%
Financial information is presented under an adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests (see Appendix 9.0), and excludes restructuring expenses, merger and integration costs, and litigation costs. Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 1.0, 2.0, 3.0.

Conference call information
Technip Energies will host its H1 2021 results conference call and webcast on Thursday 22, July 2021, at 13:00 CET. Dial-in details:

France:	+33 1 76 70 07 94
United Kingdom:	+44 (0) 2071 928000
United States:	+1 631 510 74 95
Conference Code:	7337979

The event will be webcast simultaneously and can be accessed at:
https://edge.media-server.com/mmc/p/a4pmdoto

Contacts
Investor Relations	Media Relations
Phillip Lindsay	Stella Fumey
Vice President, Investor Relations	Director Press Relations & Digital Communications
Tel: +44 20 3429 3929	Tel: +33 1 85 67 40 95
Email: Phillip Lindsay	Email: Stella Fumey

About Technip Energies
Technip Energies is a leading Engineering & Technology company for the Energy Transition, with leadership positions in LNG, hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The Company benefits from its robust project delivery model supported by an extensive technology, products and services offering.

Operating in 34 countries, our 15,000 people are fully committed to bringing our clients’ innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.

Technip Energies shares are listed on Euronext Paris. In addition, Technip Energies has a Level 1 sponsored American Depositary Receipts (“ADR”) program, with its ADRs trading over-the-counter.

H1 2021 Results Release Paris, Thursday 22, July 2021

Operational and financial review
Backlog, Order Intake and Backlog Scheduling
Adjusted Order Intake for H1 2021 of €7,863.4million (Q2 2021: €1,392.7 million), equating to a book-to-bill of 2.4, was mostly driven by a large petrochemical contract by Indian Oil Corporation and two contracts for Neste for development of its Rotterdam Renewables Production Platform in the second quarter, as well as the major award for the Qatar North Field Expansion in the first quarter. Also, in the second quarter, the Company benefited from additional opportunities materializing on existing projects. Trailing 12-months book-to-bill was 1.8.

Adjusted backlog increased 32% year-on-year to €17,473.4 million, equivalent to 2.9x 2020 Adjusted Revenue.

(In € millions)	H1 2021	H1 2020
Adjusted Order Intake	7,863.4	1,162.1
Project Delivery	7,196.1	516.9
Technology, Products & Services	667.3	645.2
Adjusted Backlog	17,473.4	13,214.4
Project Delivery	16,273.1	12,084.6
Technology, Products & Services	1,200.3	1,129.8
Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 6.0 and 7.0.
Adjusted Backlog at H1 2021 benefited from a foreign exchange impact of €154.5 million.

The table below provides estimated backlog scheduling as of June 30, 2021.

(In € millions)	2021 (6M)	FY 2022	FY 2023+
Adjusted Backlog	3,523.4	5,933.2	8,016.8

Company Financial Performance
Adjusted Statement of Income
(In € millions)	H1 2021	H1 2020	% Change
Adjusted Revenue	3,243.2	3,011.1	8%
Adjusted EBITDA	260.5	216.3	20%
Adjusted Recurring EBIT	204.5	164.2	25%
Non-recurring items	(30.6)	34.6	(188%)
EBIT	173.9	198.8	(13%)
Financial income (expense), net	(12.0)	(0.8)	1400%
Profit (loss) before income taxes	161.9	198.1	(18%)
Provision (benefit) for income taxes	(54.6)	(65.4)	(17%)
Net profit (loss)	107.3	132.7	(19%)
Net (profit) loss attributable to non-controlling interests	(7.0)	(4.7)	49%
Net profit (loss) attributable to Technip Energies Group	100.3	128.0	(22%)

H1 2021 Results Release Paris, Thursday 22, July 2021

Business highlights
Projects Delivery – Adjusted IFRS
(In € millions)	H1 2021	H1 2020	Change
Revenue	2,622.8	2,452.4	7%
Recurring EBIT	167.5	182.0	(8%)
Recurring EBIT Margin	6.4%	7.4%	(100bps)
Financial information is presented under adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests (see Appendix 9), and excludes restructuring expenses, merger and integration costs, and litigation costs.

H1 2021 Adjusted Revenue increased year-on-year by 7% to €2.6 billion. The continued ramp-up of Arctic LNG 2, combined with progress on FLNG work and the initial contributions from recently awarded LNG projects, was partially offset by a reduction in North American and Middle East downstream projects.

H1 2021 Adjusted Recurring EBIT decreased year-on-year by 8% to €167.5 million. Adjusted Recurring EBIT margin declined by 100 basis points to 6.4% largely due to project mix and early project phasing, as well as corporate costs that have been more fully allocated to the operating segment, while the prior year period benefited from projects in the completion phase. A reduction in indirect cost partially offset the decline in margins.

Q2 2021 Key operational milestones
(Reference Q1 2021 press release for first quarter milestones)

Arctic LNG 2 Project (Russian Federation)
•	Completion of first modules in China.

Bapco Refinery expansion (Bahrain)
•	Project reached more than 70% completion, and successful implementation of several safety campaigns contributed to 40 million manhours reached without a Lost Time Injury (LTI).

ENI Coral FLNG (Mozambique)
•	Topsides and offshore preparation activities ongoing. On track for sail-away from Samsung Heavy Industries yard in South Korea by the end of the year.

ExxonMobil Beaumont refinery expansion project (United States)
•	Significant milestone reached with delivery of 17,000 tons of fabricated modules from Asia to the refinery in Texas.

Long Son olefins plant (Vietnam)
•	90% progress (in tons) on mechanical works associated with the furnaces.

Petronas Kasawari WHP (Malaysia)
•	Wellhead platform jacket and topsides fabrication completed and loaded out for installation.

Sempra LNG, IEnova and TotalEnergies, Energía Costa Azul (Mexico)
•	Two thirds of process equipment ordered. Site mobilization started.

H1 2021 Results Release Paris, Thursday 22, July 2021

Q2 2021 Key commercial highlights
Indian Oil Corporation contract (India)
•
Large* Engineering, Procurement, Construction and Commissioning (EPCC) contract by Indian Oil Corporation Limited (IOCL) for its Para Xylene (PX) and Purified Terephthalic Acid (PTA) complex project, on the East Coast of India.

•	The contract covers the delivery of a new 1.2 MMTPA PTA plant and associated facilities.

*A “large” award for Technip Energies is a contract representing between €250 million and €500 million of revenue.

Technology, Products & Services (TPS) – Adjusted IFRS
(In € millions)	H1 2021	H1 2020	Change
Revenue	620.5	558.7	11%
Recurring EBIT	54.7	43.8	25%
Recurring EBIT Margin	8.8%	7.8%	100bps
Financial information is presented under adjusted IFRS framework, which records Technip Energies’ proportionate share of equity affiliates and restates the share related to non-controlling interests (see Appendix 9), and excludes restructuring expenses, merger and integration costs, and litigation costs.

H1 2021 Adjusted Revenue increased year-on-year by 11% to €620.5 million, driven by growth in services, as well as Loading Systems which has benefited from a sustained period of strong order intake.

H1 2021 Adjusted Recurring EBIT increased year-on-year by 25% to €54.7 million. Adjusted Recurring EBIT margin increased year-on-year by 100 basis points to 8.8%, benefiting from the revenue increase and strong contributions from Project Management Consultancy and Loading Systems.

Q2 2021 Key operational milestones
(Reference Q1 2021 press release for first quarter milestones)

Ynsect Project (France)
•	Foundation stone laying ceremony at Ynfarm with representatives of the French Government.

Hong Kong offshore LNG project (Hong Kong)
•	Loading Systems shipped 12 loading arms.

Neste Singapore expansion project (Singapore)
•	Engineering and Procurement near completion. Advanced progress in civil works and steel structure erection.

Bora LyondellBasell Petrochemical Co. Ltd.’s ethylene plant (China)
•	Successful completion of performance test on a 1,000 kta ethylene plant, which Technip Energies provided the proprietary technology and process design.

H1 2021 Results Release Paris, Thursday 22, July 2021

Q2 2021 Key commercial highlights
Two contracts* for Neste’s Rotterdam Renewables Production Platform (the Netherlands)
•	The first contract covers Engineering, Procurement services and Construction management (EPsCm) to enable production of Sustainable Aviation Fuel (SAF).
•	The second contract covers the Front-End Engineering and Design (FEED) for Neste's next possible world-scale renewable products refinery in Rotterdam.

*The sum of these two contracts is worth between €50 million and €250 million.

Northern Lights CCS - Loading Systems award for liquefied CO2 equipment (Norway)
•	Contract for the world’s first liquefied CO2 marine loading arms.

Project Management Consultancy for offshore wind farm (France)
•	Provision of services to Vulcain Engineering relating to the development and the operation of an Iberdrola-operated offshore windfarm in France.

First Hummingbird® catalyst supply agreement with LanzaJet Inc (US)
•	The ethanol-to-ethylene catalyst will be used in LanzaJet’s first commercial demonstration scale integrated biorefinery at its Freedom Pines Fuels site in Georgia.

Commercial launch of BlueH2 by T.ENTM
•	A full suite of deeply-decarbonized and affordable solutions for hydrogen production.
•	This includes reducing the carbon footprint by up to 99% compared to traditional hydrogen processes, and maximizing hydrogen yield while minimizing energy demand.

Corporate and Other items
Corporate costs in the first half, excluding non-recurring items, were €17.6 million, benefiting from a fuller allocation to the operating segments. This compares to €61.6 million in the prior year period. H1 2020 combined statement of income was also impacted by foreign exchange impact allocated to Technip Energies. Foreign exchange for H1 2021 was a negative impact of €1.3 million.

Net financial expense was €12 million, impacted by the mark-to-market valuation of investments in traded securities and, to a lesser extent, higher interest expense associated with the bridge facility, partially offset by interest income from cash on deposit.

Effective tax rate for the first half was 33.7%.

Non-recurring expenses in the first half amounted to €30.6 million, primarily relating to separation costs, which were largely incurred in the first quarter. H1 2020 had a positive contribution from non-recurring items mainly resulting from a favourable €102.9 million litigation settlement, partially offset by direct COVID-19 related expenses of €26 million.

Depreciation and amortization expense was €56.1 million, of which €40.3 million is related to IFRS16.

Adjusted net cash at June 30, 2021 was €2.5 billion. This compares to Adjusted net cash at December 31, 2020, after the impact of the Separation and Distribution Agreement, of €2.2 billion.

Total invested equity at June 30, 2021 was €1.3 billion in Adjusted IFRS. This compares to total invested equity at December 31, 2020 of €1.2 billion, after giving effect to the provisions of the Separation and Distribution Agreement. The Separation and Distribution Agreement was detailed in section 3, Balance Sheet information, of Technip Energies “Update on FY 2020 Financial Results” released on February 26, 2021.

H1 2021 Results Release Paris, Thursday 22, July 2021

Adjusted Operating cash flow for the first half reached of €354.6 million, benefiting from a strong operational performance and working capital inflows associated with new project advances and milestone payments.

With limited capital expenditure of €15.4 million, free cash flow generation was €339.2 million in the first half.

Liquidity and credit rating information
Total liquidity of €3.8 billion at June 30, 2021 comprised of €3.2 billion of cash and €750 million of liquidity provided by the Company’s undrawn revolving credit facility, which is available for general use and serves as a backstop for the Company’s commercial paper program, offset by €80 million of outstanding commercial paper.

On May 20, 2021, the Company announced the successful pricing of its inaugural offering of €600,000,000 aggregate principal amount of 1.125% senior unsecured notes due 2028 (the “Notes”). The offering was more than 3x oversubscribed among a large European investor base.

On May 28, 2021, Technip Energies issued the Notes, the proceeds of which available for general corporate purposes, including the refinancing (which occurred on May 31, 2021) of the €620 million bridge amount drawn under the bridge facility made available to Technip Energies in connection with the spin-off of Technip Energies from TechnipFMC plc. The Notes were admitted to trading on the regulated market of Euronext Paris and rated BBB by S&P Global.

Technip Energies retains its ‘BBB/A-2’ investment grade rating, as confirmed by S&P Global following the Spin-off from TechnipFMC.

Post H1 2021 Items of Note
Share liquidity management agreement implemented
Technip Energies announced the implementation of a liquidity agreement to enhance the liquidity of Technip Energies’ shares admitted to trading on Euronext Paris.

The liquidity contract seeks to enhance the liquidity of Technip Energies’ shares admitted to trading on Euronext Paris by maintaining a reasonable average daily turnover, reducing bid-ask spread, and monitoring volatility.

H1 2021 Results Release Paris, Thursday 22, July 2021

Disclaimers
This Press Release is intended for informational purposes only for the shareholders of Technip Energies. This Press Release contains information within the meaning of Article 7(1) of the EU Market Abuse Regulation. This Press Release is not intended for distribution in jurisdictions that require prior regulatory review and authorization to distribute a Press Release of this nature.

Forward-looking statements
This Press Release contains “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of Technip Energies’ operations or operating results. Forward-looking statements are often identified by the words “believe”, “expect”, “anticipate”, “plan”, “intend”, “foresee”, “should”, “would”, “could”, “may”, “estimate”, “outlook”, and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on Technip Energies’ current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on Technip Energies. While Technip Energies believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Technip Energies will be those that Technip Energies anticipates.

All of Technip Energies’ forward-looking statements involve risks and uncertainties (some of which are significant or beyond Technip Energies’ control) and assumptions that could cause actual results to differ materially from Technip Energies’ historical experience and Technip Energies’ present expectations or projections. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.

For information regarding known material factors that could cause actual results to differ from projected results, please see Technip Energies’ risk factors set forth in Technip Energies’ filings with the U.S. Securities and Exchange Commission, which include amendment no. 4 to Technip Energies’ registration statement on Form F-1 filed on February 11, 2021.

Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. Technip Energies undertakes no duty to and will not necessarily update any of the forward-looking statements in light of new information or future events, except to the extent required by applicable law.

APPENDIX
Basis of preparation
Consolidated financial statements for the period from January 1 to June 30, 2021 include comparative information (for the year 2020) extracted from Technip Energies’ Combined financial statements.

Information for these two periods constitute the Technip Energies Group’s Consolidated financial statements at June 30, 2021.

Note, the first half financials may not exactly correspond to the sum of the quarterly financial information provided for first and second quarter as the first half is based on a year-to-date conversion from functional currencies to reporting currency.

H1 2021 Results Release Paris, Thursday 22, July 2021

APPENDIX 1.0: ADJUSTED STATEMENTS OF INCOME – FIRST HALF

(In € millions)	Projects Delivery		Technology, Products & Services		Corporate / non allocable		Total
	H1 21	H1 20	H1 21	H1 20	H1 21	H1 20	H1 21	H1 20
Adjusted Revenue	2,622.8	2,452.4	620.5	558.7	-	-	3,243.2	3,011.1
Adjusted Recurring EBIT	167.5	182.0	54.7	43.8	(17.6)	(61.6)	204.5	164.2
Non-recurring items (transaction & one-off costs)	(2.1)	72,9	(0.7)	(8,9)	(27.8)	(29,5)	(30.6)	34.6
EBIT	165.4	254.9	54.0	35.0	(45.5)	(91.1)	173.9	198.8
Financial income							12.5	9.5
Financial expense							(24.5)	(10.3)
Profit (loss) before income taxes							161.9	198.1
Provision (benefit) for income taxes							(54.6)	(65.4)
Net profit (loss)							107.3	132.7
Net (profit) loss attributable to non-controlling interests							(7.0)	(4.7)
Net profit (loss) attributable to Technip Energies Group							100.3	128.0

APPENDIX 1.1: ADJUSTED STATEMENTS OF INCOME – SECOND QUARTER

(In € millions)	Projects Delivery		Technology, Products & Services		Corporate / non allocable		Total
	Q2 21	Q2 20	Q2 21	Q2 20	Q2 21	Q2 20	Q2 21	Q2 20
Adjusted Revenue	1,370.3	1,192.1	315.4	278.4	-	-	1,685.7	1,470.4
Adjusted Recurring EBIT	91.6	80.7	28.9	32.7	(7.2)	(15.5)	113.2	97.9
Non-recurring items (transaction & one-off costs)	(1.0)	78.3	(0.7)	(8.1)	(2.4)	(1.4)	(4.1)	68.8
EBIT	90.6	159.0	28.2	24.6	(9.6)	(16.9)	109.1	166.7
Financial income							(4.0)	(3.1)
Financial expense							(14.9)	10.1
Profit (loss) before income taxes							90.3	173.7
Provision (benefit) for income taxes							(30.5)	(51.8)
Net profit (loss)							59.8	121.9
Net (profit) loss attributable to non-controlling interests							(3.7)	(1.5)
Net profit (loss) attributable to Technip Energies Group							56.1	120.4

H1 2021 Results Release Paris, Thursday 22, July 2021

APPENDIX 1.2: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED – FIRST HALF 2021

(In € millions)	H1 21 IFRS	Adjustments	H1 21 Adjusted
Revenue	3,118.1	125.1	3,243.2
Costs and expenses:
Cost of revenue	(2,665.4)	(207.0)	(2,872.4)
Selling, general and administrative expense	(149.2)	-	(149.2)
Research and development expense	(17.4)	-	(17.4)
Impairment, restructuring and other expense	(30.6)	-	(30.6)
Total costs and expenses	(2,862.6)	(207.0)	(3,069.6)
Other income (expense), net	4.5	(2.7)	1.8
Income from equity affiliates	3.9	(5.4)	(1.5)
Profit (loss) before financial expense, net and income taxes	263.9	(90.0)	173.9
Financial income	12.5	-	12.5
Financial expense	(96.3)	71.8	(24.5)
Profit (loss) before income taxes	180.1	(18.2)	161.9
Provision (benefit) for income taxes	(60.7)	6.1	(54.6)
Net profit (loss)	119.4	(12.1)	107.3
Net (profit) loss attributable to non-controlling interests	(7.0)	-	(7.0)
Net profit (loss) attributable to Technip Energies Group	112.4	(12.1)	100.3

APPENDIX 1.3: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED – FIRST HALF 2020

(In € millions)	H1 20 IFRS	Adjustments	H1 20 Adjusted
Revenue	2,829.4	181.7	3,011.1
Costs and expenses:		-
Cost of revenue	(2,290.8)	(223.1)	(2,513.9)
Selling, general and administrative expense	(205.0)	(8.4)	(213.4)
Research and development expense	(20.4)	-	(20.4)
Impairment, restructuring and other expense	(35.8)	-	(35.8)
Total costs and expenses	(2,552.0)	(231.5)	(2,783.5)
Other income (expense), net	(23.8)	(5.2)	(29.0)
Income from equity affiliates	5.0	(4.8)	0.2
Profit (loss) before financial expense, net and income taxes	258.6	(59.8)	198.8
Financial income	13.5	(4.0)	9.5
Financial expense	(88.6)	78.3	(10.3)
Profit (loss) before income taxes	183.5	14.6	198.1
Provision (benefit) for income taxes	(68.5)	3.1	(65.4)
Net profit (loss)	115.0	17.7	132.7
Net (profit) loss attributable to non-controlling interests	(4.7)	-	(4.7)
Net profit (loss) attributable to Technip Energies Group	110.3	17.7	128.0

H1 2021 Results Release Paris, Thursday 22, July 2021

APPENDIX 1.4: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED – SECOND QUARTER 2021

(In € millions)	Q2 21 IFRS	Adjustments	Q2 21 Adjusted
Revenue	1,617.1	68.6	1,685.7
Costs and expenses:
Cost of revenue	(1,386.0)	(106.2)	(1,492.2)
Selling, general and administrative expense	(73.7)	-	(73.7)
Research and development expense	(10.1)	-	(10.1)
Impairment, restructuring and other expense	(4.1)	-	(4.1)
Total costs and expenses	(1,473.9)	(106.2)	(1,580.1)
Other income (expense), net	3.2	1.1	4.3
Income from equity affiliates	1.3	(2.0)	(0.7)
Profit (loss) before financial expense, net and income taxes	147.7	(38.5)	109.2
Financial income	(4.0)	-	(4.0)
Financial expense	(45.6)	30.7	(14.9)
Profit (loss) before income taxes	98.1	(7.8)	90.3
Provision (benefit) for income taxes	(34.7)	4.2	(30.5)
Net profit (loss)	63.4	(3.6)	59.8
Net (profit) loss attributable to non-controlling interests	(3.7)	-	(3.7)
Net profit (loss) attributable to Technip Energies Group	59.7	(3.6)	56.1

APPENDIX 1.5: STATEMENT OF INCOME – RECONCILIATION BETWEEN IFRS AND ADJUSTED – SECOND QUARTER 2020

(In € millions)	Q2 20 IFRS	Adjustments	Q2 20 Adjusted
Revenue	1,406.4	64.0	1,470.4
Costs and expenses:		-
Cost of revenue	(1,088.8)	(81.3)	(1,170.1)
Selling, general and administrative expense	(100.8)	(8.4)	(109.2)
Research and development expense	(11.9)	-	(11.9)
Impairment, restructuring and other expense	(15.5)	-	(15.5)
Total costs and expenses	(1,217.0)	(89.7)	(1,306.7)
Other income (expense), net	0.2	2.1	2.3
Income from equity affiliates	(2.0)	2.7	0.7
Profit (loss) before financial expense, net and income taxes	187.6	(20.9)	166.7
Financial income	(2.2)	(0.9)	(3.1)
Financial expense	(42.8)	52.9	10.1
Profit (loss) before income taxes	142.6	31.1	173.7
Provision (benefit) for income taxes	(53.2)	1.4	(51.8)
Net profit (loss)	89.4	32.5	121.9
Net (profit) loss attributable to non-controlling interests	(1.5)	-	(1.5)
Net profit (loss) attributable to Technip Energies Group	87.9	32.5	120.4

H1 2021 Results Release Paris, Thursday 22, July 2021

APPENDIX 2.0: ADJUSTED STATEMENTS OF FINANCIAL POSITION

(In € millions)	H1 21	FY 20
Investments in equity affiliates	27.2	37.3
Property, plant and equipment, net	107.4	96.1
Right-of-use asset	280.9	182.6
Goodwill	2,057.7	2,047.8
Other non-current assets	275.4	279.2
Total non-current assets	2,748.6	2,643.0
Cash and cash equivalents[1]	3,162.8	3,064.4
Trade receivables, net	1,307.6	1,069.3
Contract assets	267.7	285.8
Other current assets	570.0	743.0
Total current assets	5,308.1	5,162.5
Total assets	8,056.7	7,805.5
Total invested equity	1,333.9	1,800.5
Long-term debt, less current portion	594.2	-
Lease liability - Operating non-current	266.0	201.0
Accrued pension and other post-retirement benefits, less current portion	127.6	124.2
Other non-current liabilities	122.6	82.7
Total non-current liabilities	1,110.4	407.9
Short-term debt	85.5	402.3
Lease liability - Operating current	61.0	41.5
Trade payables	1,656.7	1,501.6
Contract Liabilities	3,167.6	2,941.6
Other current liabilities	641.6	710.0
Total current liabilities	5,612.4	5,597.1
Total liabilities	6,722.8	6,005.0
Total invested equity and liabilities	8,056.7	7,805.5
1 Cash and cash equivalents at June 30, 2021 was €3.1 billion. This compares to cash and cash equivalents at December 31, 2020, after the impact of the Separation of Distribution Agreement, of €2.9 billion. Total invested equity at June 30, 2021 was €1.3 billion in Adjusted IFRS. This compares to total invested equity at December 31, 2020, after the impact of the Separation and Distribution Agreement, of €1.2 billion. The Separation and Distribution Agreement was detailed in section 3, Balance Sheet information, of Technip Energies “Update on FY 2020 Financial Results” released on February 26, 2021.

H1 2021 Results Release Paris, Thursday 22, July 2021

APPENDIX 2.1: STATEMENT OF FINANCIAL POSITION – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	H1 21 IFRS	Adjustments	H1 21 Adjusted
Investments in equity affiliates	40.1	(12.9)	27.2
Property, plant and equipment, net	107.0	0.4	107.4
Right-of-use asset	279.8	1.1	280.9
Goodwill	2,057.7	-	2,057.7
Other non-current assets	308.5	(33.1)	275.4
Total non-current assets	2,793.1	(44.5)	2,748.6
Cash and cash equivalents	3,162.1	0.7	3,162.8
Trade receivables, net	1,311.3	(3.7)	1,307.6
Contract assets	268.1	(0.4)	267.7
Other current assets	453.5	116.5	570.0
Total current assets	5,195.0	113.1	5,308.1
Total assets	7,988.1	68.6	8,056.7
Total invested equity	1,367.8	(33.9)	1,333.9
Long-term debt, less current portion	594.2	-	594.2
Lease liability - Operating non-current	265.1	0.9	266.0
Accrued pension and other post-retirement benefits, less current portion	127.6	-	127.6
Other non-current liabilities	137.4	(14.8)	122.6
Total non-current liabilities	1,124.3	(13.9)	1,110.4
Short-term debt	85.5	-	85.5
Lease liability - Operating current	60.8	0.2	61.0
Trade payables	1,457.8	198.9	1,656.7
Contract Liabilities	3,107.1	60.5	3,167.6
Other current liabilities	784.8	(143.2)	641.6
Total current liabilities	5,496.0	116.4	5,612.4
Total liabilities	6,620.3	102.5	6,722.8
Total equity and liabilities	7,988.1	68.6	8,056.7

H1 2021 Results Release Paris, Thursday 22, July 2021

APPENDIX 2.2: STATEMENT OF FINANCIAL POSITION – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	FY 20 IFRS	Adjustments	FY 20 Adjusted
Investments in equity affiliates	39.8	(2.5)	37.3
Property, plant and equipment, net	95.5	0.6	96.1
Right-of-use asset	184.5	(1.9)	182.6
Goodwill	2,047.8	-	2,047.8
Other non-current assets	322.3	(43.1)	279.2
Total non-current assets	2,689.9	(46.8)	2,643.0
Cash and cash equivalents	3,189.7	(125.3)	3,064.4
Trade receivables, net	1,059.1	10.2	1,069.3
Contract assets	271.8	14.0	285.8
Other current assets	663.4	79.6	743.0
Total current assets	5,184.0	(21.5)	5,162.5
Total assets	7,873.9	(68.4)	7,805.5
Total invested equity	1,825.8	(25.3)	1,800.5
Long-term debt, less current portion	-	-	-
Lease liability - Operating non-current	202.3	(1.3)	201.0
Accrued pension and other post-retirement benefits, less current portion	124.2	-	124.2
Other non-current liabilities	167.5	(84.8)	82.7
Total non-current liabilities	494.0	(86.1)	407.9
Short-term debt	402.4	(0.1)	402.3
Lease liability - Operating current	42.0	(0.5)	41.5
Trade payables	1,259.4	242.2	1,501.6
Contract Liabilities	3,025.4	(83.8)	2,941.6
Other current liabilities	824.9	(114.9)	710.0
Total current liabilities	5,554.1	43.0	5,597.1
Total liabilities	6,048.1	(43.1)	6,005.0
Total invested equity and liabilities	7,873.9	(68.4)	7,805.5

H1 2021 Results Release Paris, Thursday 22, July 2021

APPENDIX 3.0: ADJUSTED STATEMENTS OF CASHFLOWS

(In € millions)	H1 21	H1 20
Net (loss) profit	107.3	132.6
Corporate allocation	-	140.2
Change in working capital and Other non-cash items	247.3	424.9
Cash provided (required) by operating activities	354.6	697.7
Capital expenditures	(15.4)	(12.8)
Proceeds from sale of assets	0.0	0.4
Other financial assets & Cash acquired/divested on acquisition/deconsolidation	(3.6)	(8.0)
Cash required by investing activities	(19,0)	(20.4)
Net increase (repayment) in long-term, short-term debt and commercial paper	274.2	(69.2)
Settlements of mandatorily redeemable financial liability	0.0	-
Net (distributions to)/ contributions from TechnipFMC	(532.9)	(119.5)
Other including dividends paid and lease liabilities repayment	(6.5)	(36.5)
Cash provided (required) by financing activities	(265.2)	(225.2)
Effect of changes in foreign exchange rates on cash and cash equivalents	27.7	3.8
(Decrease) Increase in cash and cash equivalents	98.3	455.9
Cash and cash equivalents, beginning of period	3,064.4	3,053.0
Cash and cash equivalents, end of period	3,162.8	3,509.0

H1 2021 Results Release Paris, Thursday 22, July 2021

APPENDIX 3.1: STATEMENTS OF CASHFLOWS – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	H1 21 IFRS	Adjustments	H1 21 Adjusted
Net (loss) profit	119.4	(12.1)	107.3
Corporate allocation	-	-	-
Change in working capital and Other non-cash items	228.6	18.7	247.3
Cash provided (required) by operating activities	348.0	6.6	354.6
Capital expenditures	(15.3)	(0.1)	(15.4)
Proceeds from sale of assets	0.0	-	0.0
Other financial assets & Cash acquired/divested on acquisition/deconsolidation	(3.6)	-	(3.6)
Cash required by investing activities	(18.9)	(0.1)	(19.0)
Net increase (repayment) in long-term, short-term debt and commercial paper	274.2	-	274.2
Settlements of mandatorily redeemable financial liability	(129.0)	129.0	0.0
Net (distributions to)/ contributions from TechnipFMC	(532.9)	-	(532.9)
Other including dividends paid and lease liabilities repayment	(6.4)	(0.1)	(6.5)
Cash provided (required) by financing activities	(394.1)	128.9	(265.2)
Effect of changes in foreign exchange rates on cash and cash equivalents	37.3	(9.5)	27.7
(Decrease) Increase in cash and cash equivalents	(27.6)	126.0	98.3
Cash and cash equivalents, beginning of period	3,189.7	(125.3)	3,064.4
Cash and cash equivalents, end of period	3,162.1	0.7	3,162.8

APPENDIX 3.2: STATEMENTS OF CASHFLOWS – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	H1 20 IFRS	Adjustments	H1 20 Adjusted
Net (loss) profit	115.0	17.6	132.6
Corporate allocation	140.2	-	140.2
Change in working capital and Other non-cash items	218.1	206.7	424.9
Cash provided (required) by operating activities	473.3	224.4	697.7
Capital expenditures	(12.8)	-	(12.8)
Proceeds from sale of assets	0.4	-	0.4
Other financial assets & Cash acquired/divested on acquisition/deconsolidation	(8.0)	-	(8.0)
Cash required by investing activities	(20.4)	-	(20.4)
Net increase (repayment) in long-term, short-term debt and commercial paper	(69.2)	-	(69.2)
Settlements of mandatorily redeemable financial liability	(122.9)	122.9	-
Net (distributions to)/ contributions from TechnipFMC	(119.5)	-	(119.5)
Other including dividends paid and lease liabilities repayment	(36.5)	-	(36.5)
Cash provided (required) by financing activities	(348.1)	122.9	(225.2)
Effect of changes in foreign exchange rates on cash and cash equivalents	3.8	-	3.8
(Decrease) Increase in cash and cash equivalents	108.6	347.3	455.9
Cash and cash equivalents, beginning of period	3,563.6	(510.6)	3,053.0
Cash and cash equivalents, end of period	3,672.2	(163.2)	3,509.0

H1 2021 Results Release Paris, Thursday 22, July 2021

APPENDIX 4.0: ADJUSTED ALTERNATIVE PERFORMANCE MEASURES – FIRST HALF

(In € millions)	H1 21	% of revenues	H1 20	% of revenues
Adjusted Revenue	3,243.2		3,011.1
Cost of Revenue	(2,872.4)	88.6%	(2,513.9)	83.5%
Adjusted Gross Profit	370.8	11.4%	497.2	16.5%
Adjusted recurring EBITDA	260.5	8.0%	216.3	7.2%
Amortization, Depreciation and Impairment	(56.1)		(52.1)
Adjusted recurring EBIT	204.5	6.3%	164.2	5.5%
Non-recurring Items	(30.6)		34.6
Adjusted profit before financial expense, net and income taxes	173.9	5.4%	198.8	6.6%
Financial Income and expenses	(12.0)		(0.8)
Adjusted Profit Before Tax	161.9	5.0%	198.1	6.6%
Income taxes	(54.6)		(65.4)
Adjusted Net Profit (loss)	107.3	3.3%	132.7	4.4%

APPENDIX 4.1: ADJUSTED ALTERNATIVE PERFORMANCE MEASURES – SECOND QUARTER

(In € millions)	Q2 21	% of revenues	Q2 20	% of revenues
Adjusted Revenue	1,685.7		1,470.4
Cost of Revenue	(1,492.2)	88.5%	(1,170.1)	79.6%
Adjusted Gross Profit	193.4	11.5%	300.3	20.4%
Adjusted recurring EBITDA	142.6	8.5%	112.4	7.6%
Amortization, Depreciation and Impairment	(29.4)		(14.5)
Adjusted recurring EBIT	113.3	6.7%	97.9	6.7%
Non-recurring Items	(4.1)		68.8
Adjusted profit before financial expense, net and income taxes	109.1	6.5%	166.7	11.3%
Financial Income and expenses	(18.9)		7.0
Adjusted Profit Before Tax	90.3	5.4%	173.7	11.8%
Income taxes	(30.5)		(51.8)
Adjusted Net Profit (loss)	59.8	3.5%	121.9	8.3%

H1 2021 Results Release Paris, Thursday 22, July 2021

APPENDIX 5.0: ADJUSTED RECURRING EBIT AND EBITDA RECONCILIATION – FIRST HALF

(In € millions)	Projects Delivery		Technology, Products & Services		Corporate / non allocable		Total
	H1 21	H1 20	H1 21	H1 20	H1 21	H1 20	H1 21	H1 20
Revenue	2,622.8	2,452.4	620.5	558.7	-	-	3,243.2	3,011.1
Profit (loss) before financial expenses, net and income taxes							173.9	198.8
Non-recurring items:
Separation costs allocated							27.8	12.2
Restructuring expenses							2.8	15.8
COVID-19 costs							-	26.0
Other non-recurring (income) / expenses							-	(88.6)
Adjusted recurring EBIT	167.5	182.0	54.7	43.8	(17.6)	(61.6)	204,5	164.2
Adjusted recurring EBIT margin %	6.4%	7.4%	8.8%	7.8%	-	-	6.3%	5.5%
Adjusted Amortization and Depreciation							56.1	52.1
Adjusted recurring EBITDA							260.5	216.3
Adjusted recurring EBITDA margin %							8.0%	7.2%

APPENDIX 5.1: ADJUSTED RECURRING EBIT AND EBITDA RECONCILIATION – SECOND QUARTER

(In € millions)	Projects Delivery		Technology, Products & Services		Corporate / non allocable		Total
	Q2 21	Q2 20	Q2 21	Q2 20	Q2 21	Q2 20	Q2 21	Q2 20
Revenue	1,370.3	1,192.1	315.4	278.4	-	-	1,685.7	1,470.4
Profit (loss) before financial expenses, net and income taxes							109.1	166.7
Non-recurring items:
Separation costs allocated							2.4	0.2
Restructuring expenses							1.7	11.0
COVID-19 costs							-	22.5
Other non-recurring (income) / expenses							-	(102.5)
Adjusted recurring EBIT	91.6	80.7	28.9	32.7	(7.2)	(15.5)	113.3	97.9
Adjusted recurring EBIT margin %	6.7%	6.8%	9.2%	11.7%	-	-	6.7%	6.7%
Adjusted Amortization and Depreciation							29.4	14.5
Adjusted recurring EBITDA							142.6	112.4
Adjusted recurring EBITDA margin %							8.5%	7.6%

H1 2021 Results Release Paris, Thursday 22, July 2021

APPENDIX 6.0: BACKLOG – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	H1 21 IFRS	Adjustments	H1 21 Adjusted
Projects Delivery	15,467.1	806.0	16,273.1
Technology, Products & Services	1,200.3	-	1,200.3
Total	16,667.4		17,473.4

APPENDIX 7.0: ORDER INTAKE – RECONCILIATION BETWEEN IFRS AND ADJUSTED

(In € millions)	H1 21 IFRS	Adjustments	H1 21 Adjusted
Projects Delivery	7,534.5	(338.4)	7,196.2
Technology, Products & Services	667.3	-	667.3
Total	8,201.8		7,863.4

APPENDIX 8.0: YAMAL LNG JOINT VENTURE

(In € millions)	H1 21	FY 20
Contract liabilities – proportionate share	262.5	345.0

(In € millions)	H1 21	H1 20
Cash provided (required) by operating activities – proportionate share	(14.6)	(22.3)

H1 2021 Results Release Paris, Thursday 22, July 2021

APPENDIX 9.0: Definition of Alternative Performance Measures (APMs)
Certain parts of this Press Release contain the following non-IFRS financial measures: Adjusted Revenue, Adjusted Recurring EBIT, Adjusted Recurring EBITDA, Adjusted net (debt) cash, Adjusted Order Backlog, and Adjusted Order Intake, which are not recognized as measures of financial performance or liquidity under IFRS and which the Company considers to be APMs.
Each of the APMs is defined below:

•
Adjusted Revenue: Adjusted Revenue represents the revenue recorded under IFRS as adjusted according to the method described below. For the periods presented in this Press Release, the Company's proportionate share of joint venture revenue from the following projects was included: the revenue from ENI CORAL FLNG, Yamal LNG and NFE is included at 50%,the revenue from BAPCO Sitra Refinery is included at 36%, the revenue from the in-Russia construction and supervision scope of Arctic LNG 2 is included at 33.3%, the revenue from the joint-venture Rovuma is included at 33.3%. The Company believes that presenting the proportionate share of its joint venture revenue in construction projects carried out in joint arrangements enables management and investors to better evaluate the performance of the Company's core business period-over-period by assisting them in more accurately understanding the activities actually performed by the Company on these projects.

•
Adjusted Recurring EBIT: Adjusted Recurring EBIT represents the profit before financial expense, net and income taxes recorded under IFRS as adjusted to reflect line-by-line for their respective share incorporated construction project entities that are not fully owned by the Company (applying to the method described above under Adjusted Revenue) and restated for the following items considered as non-recurring: (i) restructuring expenses, (ii) separation costs associated with the Spin-off transaction, and (iii) significant litigation costs that have arisen outside of the course of business. The Company believes that the exclusion of such expenses or profits from these financial measures enables investors and management to more effectively evaluate the Company's operations and consolidated results of operations period-over-period, and to identify operating trends that could otherwise be masked to both investors and management by the excluded items.

•
Adjusted Recurring EBITDA: Adjusted Recurring EBITDA corresponds to the Adjusted Recurring EBIT as described above after deduction of depreciation and amortization expenses and as adjusted to reflect for their respective share construction project entities that are not fully owned by the Company

•
Adjusted net (debt) cash: Adjusted net (debt) cash reflects cash and cash equivalents, net of debt (including short-term debt and loans due to/due from TechnipFMC), both as adjusted according to the method described above under Adjusted Revenue. Management uses this APM to evaluate the Company's capital structure and financial leverage. The Company believes Adjusted net debt (if debtor), or Adjusted net cash (if creditor), is a meaningful financial measure that may assist investors in understanding the Company's financial condition and recognizing underlying trends in its capital structure. Adjusted net (debt) cash should not be considered an alternative to, or more meaningful than, cash and cash equivalents as determined in accordance with IFRS or as an indicator of the Company's operating performance or liquidity.

H1 2021 Results Release Paris, Thursday 22, July 2021

•
Adjusted Order Backlog: Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the relevant reporting date. Adjusted Order Backlog takes into account the Company's proportionate share of order backlog related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery, Arctic LNG 2 for the In-Russia construction and supervision scope, the joint-venture Rovuma, and two affiliates of the NFE joint-venture) and restates the share of order backlog related to the Company’s non-controlling interest in Yamal LNG. The Company believes that the Adjusted Order Backlog enables management and investors to evaluate the level of the Company's core business forthcoming activities by including its proportionate share in the estimated sales coming from construction projects in joint arrangements.

•
Adjusted Order Intake: Order intake corresponds to signed contracts which have come into force during the reporting period. Adjusted Order Intake adds the proportionate share of orders signed related to equity affiliates (ENI Coral FLNG, BAPCO Sitra Refinery, Arctic LNG 2 for the In-Russia construction and supervision scope, the joint-venture Rovuma, and two affiliates of the NFE joint-venture) and restates the share of order intake attributable to the non-controlling interests in Yamal LNG. This financial measure is closely connected with the Adjusted Order Backlog in the evaluation of the level of the Company's forthcoming activities by presenting its proportionate share of contracts which came into force during the period and that will be performed by the Company.